VIA EDGAR SUBMISSION

March 29, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-0406

Attention: Mr. Larry Spirgel
           Assistant Director

RE: Gilman + Ciocia, Inc.
    Form 10-K for Fiscal Year Ended June 30, 2005
    Filed September 28, 2005

    Form 10-Q for Fiscal Quarter Ended September 30, 2005
    Form 10-Q for Fiscal Quarter Ended December 31, 2005
    File No. 000-22996

Dear Mr. Spirgel:

This letter is being furnished in response to comments contained in the letter dated March 16, 2006 (the "Letter") from Larry Spirgel, Assistant Director, of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") to Dennis Conroy, Chief Accounting Officer of Gilman + Ciocia, Inc. (the "Company") The comments of the Staff and the Company's responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K for Fiscal Year Ended June 30, 2005

Item 7. Management's Discussion and Analysis, page 20

Liquidity and Capital Resources, page 29

1. We note from your response to comment 1 and the enclosed letter from Radin, Glass & Co. LLP that you had a working capital and shareholder's deficit as of June 30, 2005, operating losses in each of the previous three fiscal years and were in default of substantially all of your debt as of June 30, 2005. Accordingly, please revise to discuss in greater detail these adverse conditions that existed as of June 30, 2005 and management's plans for dealing with them so as to satisfy your liquidity needs.

      The Company will amend its 10-K to include the following disclosure upon resolution of all Staff comments.

      During Fiscal 2005, 2004 and 2003 the Company was in default of certain covenants under (i) its $7.0 million term loan/revolving letter of credit financing with Wachovia Bank, National Association ("Wachovia"), (ii) its $5.0 million distribution financing with Travelers Insurance Company ("Travelers") and (iii) its $1.0 million loan with Rappaport Gamma Limited Partnership ("Rappaport").

      Following a number of defaults under its agreements with Wachovia, on November 27, 2002, the Company entered into a debt forbearance agreement with Wachovia which was subsequently amended on June 18, 2003, March 4, 2004 and March 1, 2005. Travelers also has claimed several defaults under its distribution financing agreement with the Company, but has acknowledged that Travelers is subject to the terms of a subordination agreement with Wachovia (the "Subordination Agreement"), which restricts the remedies it can pursue against the Company. The Company's debt to Rappaport (the "Rappaport Loan") was due on October 30, 2002. The Rappaport Loan is subordinated to the Wachovia loan. The Rappaport Loan was sold to a group of Company management members and employees (the "Purchasing Group") on April 29, 2005. The members of the Purchasing Group include Prime Partners, Inc. ("Prime Partners"), a corporation partially owned by Michael Ryan, the President and Chief Executive Officer and a director of the Company, James Ciocia, the Chairman of the Company, Christopher Kelly, the former General Counsel of the Company, Kathryn Travis, the Secretary and a director of the Company, Dennis Conroy, the Chief Accounting Officer of the Company, Ted Finkelstein, the Assistant General Counsel of the Company, and certain other Company employees. The Purchasing Group has agreed to reduce the principal balance of the Rappaport Loan from $1.0 million to $0.8 million and to extend the maturity date to April 29, 2009. Pursuant to the terms of the Rappaport Loan, the Purchasing Group, as holders of the Rappaport Loan, are entitled to receive, in the aggregate, as interest, 15,000 shares of the Company's common stock monthly while the debt remains unpaid.

      As a result of these defaults, the Company's debt as to these lenders has been classified as current liabilities on its financial statements. Upon the purchase of the Rappaport Loan by the Purchasing Group, however, the Rappaport Loan was reclassified as a related transaction.

      Over the last three fiscal years the Company has operated under financial limitations. The Company had a working capital deficit of $13.8 million at June 30, 2005 and recorded a loss from continuing operations for each of such fiscal years.

      The Company has shown losses for a variety of reasons including legacy issues that include high cost structures for the home and field offices, the costs of abandoned leases and significant litigation. The Company has also suffered increased regulatory costs, and downward pressure on commission levels. The Company has previously attempted to address its financial condition by among other things, selling assets to raise cash, cutting operating expenses, retaining existing registered representatives and borrowing from Prime Partners, an affiliate of Michael Ryan, the President and Chief Executive Officer and a director of the Company.

      As a result of the Company's renegotiations with Wachovia, the amendment dated March 1, 2005 to the Wachovia agreement discussed above, notwithstanding the defaults with Wachovia, significantly reduced our debt service requirements below those of fiscal 2005.

      As of August 5, 2005, the Company sold its tax preparation and financial planning businesses associated with its Colorado Springs, Colorado office. The tax preparation business was sold to former employees of the Company for total consideration of $0.4 million, $0.1 million of which was paid in cash to the Company at closing, and $0.3 million of which is subject to a promissory note that matures on January 1, 2012.

      Additionally, during the third and fourth quarters of the Company's fiscal year, significantly more cash is generated from its tax preparation business than during the first and second quarters of the Company's fiscal year.

      The Company is currently attempting to (i) increase revenues through a recently initiated registered representative recruiting program, (ii) increase its reserves and (iii) initiating discussions with its lenders to renegotiate its financing arrangements. The Company has retained a financial advisor to assist the Company in such discussions.

      Other initiatives the Company is pursuing include (i) consolidating offices to preserve the Company's revenue stream and to further reduce overhead expenses, (ii) negotiating with the top producers in the independent representative channel to move them to the Company representative channel, and (iii) lowering compensation levels for lower producing company representatives.

      Furthermore, the Company has demonstrated an ability to raise capital from insiders and key producers when necessary through the Rappaport transaction, as described above. Although the Company has not done so since the Rappaport transaction and there is no guarantee the Company would be successful, the Company believes it would be able to raise capital from insiders and key producers again if necessary.

      There can be no guarantee, however, that the Company will be able to successfully implement its strategy, and in particular, there can be no guarantee that the Company's lenders will agree to terms in the future that are more favorable to the Company than the current arrangements with the lenders. Further, there can be no guarantee that the Company will be able to sell additional assets, raise capital, or be able to generate further cost savings without adversely impacting revenue and profitability.

1. Organization and Nature of Business, page 38

Advertising Expense, page 41

5. Your response to comment 4 seems to indicate that you capitalize these advertising costs prior to actually making the payment. If true, please explain to us your GAAP basis for this accounting treatment and tell us whether you capitalize other costs prior to making the payment. Otherwise, explain to us in greater detail the nature of this arrangement and how you account for it.

      The Staff is supplementally advised that the Company had incurred the liability as of the date of the contract with the NY Mets for advertising rights for 2005 and 2006, which gives the Company the right to advertise on signage (billboard displays) at Shea Stadium during this period. Per paragraph .30 of SOP 93-7, tangible assets such as billboards, should be capitalized and amortized using a rational method over their expected useful lives. The Company established a liability for the terms of the contract at the time the commitment was made, and recorded a related asset to be amortized as the advertising space is used per paragraph .44 of SOP 93-7. These costs were capitalized prior to making payment. The amortization of the total costs of this advertising agreement is recorded on a monthly basis, equally over the term of the agreement. The required payments to the Mets organization are payable in four installments, all on or before June 1, 2006.

6. Intangible Assets, page 47

6. Refer to your response to comment 7 and explain to us the nature of your Independent Contractor Agreements. Further, clarify for us your statement "adjusted to discount for 80% of the population who only produced 20% of the Company's revenue" and explain to us your GAAP basis for this accounting treatment. In addition, tell us how much of the total Customer List balance relates to each useful life year of 5-20 and explain to us the factors that caused you to assign a different useful life to different customer lists.

      We supplementally advise the Staff that the Company's Independent Contractor Agreements are agreements that were purchased when the Company acquired Prime Capital Services, Inc. These agreements are with independent sales contractors to market financial products and services. The contractors are independent of the Company and/or any of its subsidiaries.

      GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets. As such, management concluded that at the time of the acquisition, 80% of the subsidiary's revenue was produced by 20% of the independent contractors. Management then reviewed the pool of independent contractors that produced 80% of the subsidiary's revenue to determine their average length of service with Prime Capital Services, Inc. Based on this analysis, management concluded that the average length of service of these independent contractors with Prime Capital Services, Inc. was 15 years.

      We supplementally advise the Staff of the breakdown of the net book value of our Customer Lists as of June 30, 2005 by useful life to be as follows:

        Years           NBV
            7           53,058
           15        2,335,125
           16          111,725
           17          199,237
           18          114,679
           19          200,304
           20        2,296,873
                --------------
                     5,311,001
                ==============

      The total balance of $5.3 million is comprised of 35 individual acquisitions. For each acquisition, the historical life of the clients of that tax practice was reviewed. Consideration was given to specific details of the acquisition. For example, would the original owners remain with the Company or not? Historically, if the original owners remained with the Company, it was more likely that the client list would be maintained. If the original owners did not stay with the Company, an allowance for attrition would be factored in to the determination of the useful life of the client list. The attrition allowance was determined based on conversations with the sellers and on historical experience the Company has had.

Item 9A. Controls and Procedures, page 57

7. We note your response to comment 8. Please amend your 10-K for the year ended June 30, 2005 to include this proposed revised controls and procedures disclosure.

      The Company will amend item 9A of its 10-K upon final resolution of all the comments from the Staff.

Form 10-Q for the quarter ending September 30, 2005

4.  Commitments and Contingencies, page 10

Commitments, page 10

8. We note your response to comment 10; however, it is still unclear to us how you accounted for the renewal of your clearing agreement. Please tell us what the credit entry was and explain to us your GAAP basis for this accounting treatment.

      The Staff is supplementally advised that the Company did not pay cash for the clearing agreement. Rather, the Company entered into an agreement to have its securities cleared on an introductory basis for a period of five years. In exchange for this long-term contract, the clearing firm provided the Company with several months of free transactions and business development credits. An initial business development credit (cash) was recorded upon execution of the contract with a debit to cash and a credit to deferred revenue. The free monthly transactions (execution charges) are being recorded as a debit to expense and a credit to deferred revenue. Both the business development credit and the free monthly transactions are being amortized on a straight line monthly basis over 60 months or less. The entry to record the amortization is a credit to expense and a debit to deferred revenue. The accounting basis for this clearing agreement is analogous to the accounting for lease incentives under FASB Technical Bulletin 88-1.

Item 4. Controls and Procedures, page 20

9. We note your response to comment 11. Please amend your 10-Q for the quarter ended September 20, 2005 to include this proposed revised controls and procedures disclosure.

      The Company will amend Item 4 of its 10-Q upon final resolution of all the comments from the Staff.

      Report of Independent Registered Public Accounting Firm, page 32

2. We note your response to comment 1 and the enclosed letter from Radin, Glass & Co., LLP. After reviewing the enclosed letter, it appears to us that your auditor identified information about certain conditions or events that, when considered in the aggregate, indicated there could be substantial doubt about your ability to continue as a going concern for a reasonable period of time. Please note that it is the auditor's responsibility to ensure that the audit report complies with SAS 59. It appears further that he concluded that this substantial doubt was alleviated after he considered management's plans for dealing with the adverse effects of the conditions and events that initially led to his concern. Please ask your auditor to consider the need for disclosures explaining the principal conditions and events that initially caused him to believe there was substantial doubt, the possible effects of such conditions and events, and any mitigating factors, including management's plans. Please have your auditor refer to paragraph 11 of SAS 59 guidance.

      Please see the enclosed letter from Radin, Glass & Co., LLP.

Consolidated Statements of Operations, page F-34

3. We refer to your response to comment 2. It appears to us that the brokerage fees and rent expense associated with your financial planning offices are directly attributable to the generation of revenue. Therefore, we don't believe that the cost of sales and gross profit line items as currently presented in your statement of operations appropriately reflect the cost of sales and gross profit generated from revenues. Accordingly we believe that you should delete the cost of sales portion of the Cost of Sales/Commissions line item and the gross profit line item. Please revise or advise.

      Upon final resolution of all Staff comments, the Company will amend both its 10-K for the period ended June 30, 2005 and its 10-Qs for the periods ended September 30, 2005 and December 31, 2005 to eliminate the line items for cost of sales and gross profit.

Consolidated Statements of Cash Flows, page 36

4. We note your response to comment 3; however, it is unclear to us why you believe that changes in receivables from officers, shareholders and employees should be included in the operating activity section. Please tell us whether these loans impacted the income statement, and if so, explain to us your GAAP basis for this accounting treatment. Please refer to paragraph 21 of SFAS 95 which states "Cash flows from operating activities are generally cash effects of transactions and other events that enter into the determination of net income." In addition, please explain to us the nature of the Due From Office Sales line item and how it caused a $709,061 decrease in investing cash flows in fiscal 2004. Further, in light of our other comments, we believe that you should revise your 10-K for the year ended June 30, 2005 and subsequent 10-Q's to comply with this comment. Please revise or advise.

      Upon final resolution of all Staff comments, the Company will amend both its 10-K for the period ended June 30, 2005 and its 10-Qs for the periods ended September 30, 2005 and December 31, 2005 to include Receivables from officers, shareholders and employees in the investing section of the cash flows.

      The Staff is supplementally advised that the Due From Office Sales line item represents note receivables established upon the sale of practices by the Company to purchasers. The majority of the decrease of $709,061 in investing cash flows in fiscal 2004 is due to the sale of our North Shore and North Ridge offices in the amount of $900,000. This was offset by cash receipts against all other notes receivables related to office sales.

Form 10-Q for the quarter ending December 31, 2005

4. Commitments and Contingencies, page 10

Litigation, page 10

10. Refer to the last paragraph of this footnote on page 14 and explain to us what caused the decrease in the reserve for potential settlements, judgments and awards from $.9 million as of September 30, 2005 to $.7 million as of December 31, 2005. If management reduced the accrual based on their estimate of the losses that ultimately will be incurred, please explain to us and expand your disclosure to discuss the change in circumstances that justified this reduction.

      The Staff is supplementally advised that the Company's cash payments for settlements, judgments and awards caused the majority of the reduction in the accrual from September 30, 2005 to December 31, 2005. The accrual increased slightly from September 30, 2005 to December 30, 2005 due to two new cases arising.

9. Stock-based Compensation, page 13

11. We note disclosure on page 14 that indicates you have 1,373,500 options outstanding and 1,163,500 options exercisable at December 31, 2005. Given that it appears that you have 210,000 unvested options outstanding at December 31, 2005, please explain to us in detail how you only recorded $33 and $322 of stock-based compensation expense for the 3 and 6 months ended December 31, 2005, respectively. Further, refer to your response to comment 9 and explain to us how you only had 10,000 unvested options as of September 30, 2005 if you have 210,000 unvested options as of December 31, 2005.

      The Staff is supplementally advised that the number of exercisable options at December 31, 2005 should have read 1,373,500, not 1,163,500. At September 30, 2005, the unvested options were 10,000, which actually became vested on October 14, 2005 and were the basis for the $33 and $322 of compensation expense for the 3 and 6 months ended December 31, 2005, respectively. Upon final resolution of all Staff comments, the Company will amend both its 10-K for the period ended June 30, 2005 and its 10-Qs for the periods ended September 30, 2005 and December 31, 2005.

The Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses above, please feel free to contact me at 845-471-4457.

Sincerely,


Dennis Conroy
Chief Accounting Officer
Gilman + Ciocia, Inc.

cc:   Adam Washecka, Staff Accountant, US Securities and Exchange Commission

      Carlos Pacho, Senior Assistant Chief Accountant, US Securities and Exchange Commission

      Michael P. Ryan, President Gilman + Ciocia, Inc.

      Laurie A. Cerveny, Bingham McCutchen LLP

      Carlton Vogt, Sherb & Co

      Arthur J. Radin, Radin, Glass & Co. LLP

                                                    ----------------------------
                                                    Radin, Glass & Co., LLP
                                                    ----------------------------

                                                    Certified Public Accountants

                                                    360 Lexington Avenue
[LOGO OF Radin, Glass & Co., LLP]                   New York, NY  10017
                                                    www.radinglass.com
                                                    212.557.7505
                                                    Fax: 212.557.7591

                                                                  March 20, 2006

Mr. Dennis Conroy, Chief Accounting Officer
Gilman + Ciocia, Inc.
11 Raymond  Avenue
Poughkeepsie, NY 12603

                             Re:   Securities and Exchange letter March 16, 2006

Dear Dennis:

I am responding to the comment 2 by the Staff on page 2 of their March 16, 2006 letter:

As indicated in my letter dated January 19, 2006 I concluded that there was not a substantial doubt about the Company's ability to continue as a going concern for a reasonable time, defined in SAS 59 as one year from the date of the financial statements. I believe that my conclusion was not based on management's plans but rather on the economic circumstances of the Company.

As the Staff indicated, paragraph 11 of SAS 59 (AU341.11) states that an auditor "should consider the need for disclosure of the principal conditions and events that initially caused him to believe there was substantial doubt." The Standard does not indicate where that disclosure should be. We agree that in the case of Gilman + Ciocia, such disclosure is appropriate and believe that the disclosures in the financial statements and Management's Discussion and Analysis section fulfill the requirement of a disclosure.

We believe that where appropriate the items in our letter were all disclosed in either the Management's Discussion and Analysis section of the Form 10-K or the Financial Statements:

      1. Paragraph 1 refers to the loan agreements and accrued expenses which are covered in Notes 8 and 9 to the financial statements;

      2. Paragraph 2 refers to information included in the Statements of Cash Flow;

      3. Paragraph 3 contains information that is in the Management's Discussion and Analysis section of the Form 10-K page21;

      4. Paragraph 4 refers to the new clearing agreement that was being negotiated, with favorable terms including a business development credit, as the Form 10-K was being filed. It was disclosed in the September 30, 2005 Form 10-Q. We do not believe that disclosure of the budget issue was required or appropriate. The fact that budgeting is a control issue is mentioned in the Form 10-K under
            Item 9A - Controls and Procedures;

      5. MD&A and the financial statements indicate the loans from management related parties, including ones made after year end;

      6. We do not believe that it is appropriate to disclose our faith in management.

Accordingly, we believe that the Form 10-K fulfills the disclosure suggestion of SAS 59, paragraph 11.

We have read the additional disclosures of MD&A prepared by the Company and concur with this increased disclosure.

We appreciate that this letter will be part of the Company's submission to the Securities and Exchange Commission as part of the response to the Staff's letter dated March 16, 2006. If you need any further information, please feel free to contact me.

Very truly yours,

Arthur J. Radin
Partner